UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Cloudastructure, Inc.

(Exact name of registrant as specified in its charter)

Delaware	87-0690564

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

55 E 3rd Ave San Mateo CA	94401

(Address of principal executive offices)	(Zip Code)

650-644-4160

Registrant’s telephone number, including area code

Units Warrants Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report on Form 1-K (the “Annual Report”), the terms “Cloudastructure”, “we”, “us”, “our” or “the Company” refer to Cloudastructure, Inc.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The market data and certain other statistical information used throughout this report are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this report, and we believe that these sources are reliable. We have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this report, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors. Some data are also based on our good faith estimates.

Item 1. Business

Overview

Cloudastructure was incorporated under the laws of the State of Delaware on March 28, 2003. Cloudastructure provides cloud-controlled physical infrastructure to enterprises in the form of video surveillance and access control in a cloud-model. We provide on-premises hardware that talks to a customer’s cameras and doors. Then we host a cloud solution that allows the customer to see their video (live and recorded) and manage which employee’s badge works on which door from anywhere. Since we are in the cloud, we have available computational resources that would be impractical to build and maintain at each customers' location. These computational resources allow us to provide more advanced AI (artificial intelligence) solutions than are possible in the legacy on-premises model. Such AI solutions include Tagger(tm) which tags all objects seen in a video so that users can search by tag (e.g. "person", "vehicle", "animal", etc.). Essentially, we are indexing our customers’ video surveillance and access control data to make for easy search, just like Google indexed the web for easy search. We also allow the user to use their phone for access instead of using a legacy Radio-Frequency Identification (RFID) card or badge.

Our Background

Cloudastructure’s inception was the result of an incident of corporate theft at a previous company of our CEO and founder, Rick Bentley. At his previous venture-backed company in San Francisco during the dot-com boom, someone walked into his company’s headquarters, picked up a laptop with sensitive, confidential data of the company, and walked out the door. Although the company had installed an expensive video surveillance system, someone had unplugged the on-premises system during the theft, and as a result, there was no video of the incident. Systems like these are still the standard today – which is why Cloudastructure believes there is an opportunity to bring innovation and new technology to enhance the field of video surveillance security, and eliminate the weaknesses of today’s standard surveillance systems.

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Cloudastructure, Inc. was originally incorporated as “Connexed Technologies, Inc” in 2003, and offered cloud video surveillance systems. On September 1, 2013, Connexed Technologies, Inc. and Reach Systems, Inc., which had been offering cloud access control since 2005, entered into an Asset Purchase Agreement pursuant to Connexed Technologies purchased all of the assets of Reach Systems Inc. The acquisition of Reach System’s Inc.’s assets allowed the Company to recognize the synergies of customer value with the bundling of video surveillance and access control delivered as a cloud-based service. The Company subsequently changed its name to “Cloudastructure, Inc.” on September 28, 2016.

Principal Products and Services

Cloudastructure’s solution centralizes the management of access control and video surveillance. The cloud model allows customers to scale geographically to multiple locations without complicated or insecure network settings. Cloudastructure can support a client’s installation efforts, helping the client get in touch with local installation partners or take turnkey responsibility for delivering the solution seamlessly. The service and support is provided for a monthly subscription, requiring no upfront licensing costs or large capital budgets. As the Company adds more artificial intelligence (e.g. doing what the guard at the front desk does: making sure a face matches the entry badge and that no one "piggybacks" in behind an authorized party without a badge), the Company believes that it will likely be able to increase pricing, in the future, for its cloud-based solution. Our existing 1.0 access control system is on hold from a sales perspective, pending the development of a newer 2.0 version. We still support existing devices and users in the interim.

Existing Products and Services

Please see below for a summary of our existing products and services.

Product / Service	Description	Current Market
Service: Cloud Video Surveillance	Video stored in the cloud. Multiplatform (web, phone, tablet) access. Features include playback of recorded video, live view of current video, and object detection / search.	Small, medium and enterprise-sized business, and education markets
Service: Cloud Access Control

Access control system managed from the cloud. Multiplatform (web, phone, tablet) compatible. Features include allowing the user to unlock doors from a live video feed or from a smart device’s homescreen. This existing 1.0 version is on hold from a sales perspective, pending the development of a newer 2.0 version. We still support existing users in the interim.

Small, medium and enterprise-sized business, and education markets
Product: Cloud Video Recorder (CVR)

Records video. This device is compatible with existing or new cameras, and stores records and stores data even if not connected to the internet. The device uploads recordings to the cloud and manages bandwidth. It is network secure.

Small, medium and enterprise-sized business, and education markets
Product: Cloud Door Controller

Controls door access. It stores an “allow-list” (i.e. authorized personnel) locally in the device. It works if internet access is down, and is compatible with a majority of door hardware currently in use. It is network secure.

This existing 1.0 version is on hold from a sales perspective, pending the development of a newer 2.0 version. We still support existing units in the field.

Small, medium and enterprise-sized business, and education markets

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Our current process is as follows: first, we install our on-premises hardware that interfaces with the customer’s current video surveillance security system. Once installed, we are able to send all the video recorded by the customer’s system to our cloud. Once the video is with us, we have a unique advantage over all on-premises solutions - we can run it all through large GPU's (Graphics Processing Units, faster than CPU's at handling video) that are hosted by third parties running Machine Learning software that can start to see across 100's or 1,000's of cameras better than any single human can. Next, our cloud-based system can index all the objects and faces in the video. This means that the video can be searched by tag: person, animal, vehicle, etc. and even individual faces. Then, when our cloud-based system detects a person, it can attempt to match that person to a face in our database. If we can, we run that through a face recognition system, which allows a search to be conducted to locate a specific person, name, and face. This is what we are currently selling now.

Current higher-level features of our products and services, beyond our standard Video Surveillance and Access Control, include:

1.	Computer Vision:

a.	Tagger. Generates tags for every object it sees in the video. Things like “animal” or “person” or “vehicle”. Then, we let the customer search by tag. No more watching branches blow or cars drive by for an hour - just search by "person" and see only videos that have people in them.

b.	Face Recognition. Already working in development, but not yet in production, Face Recognition tags all videos with faces recognized in them. You can search by known person (e.g. Patrick) or unknown person (e.g. Unknown123). "Hey, that guy right there who attacked that other person ... where else has he been on my campuses?"

c.	Covid 19 related: Detection of people wearing or not wearing face masks. This information is of interest to many municipalities and companies that want to track compliance with mandatory face covering requirements or just to gather objective measures of what percent of a population in an area, campus or building are wearing face coverings.

2.	Smartkey. Allows an employee’s phone to open a door. It's more secure, and people generally always have their phone with them, so less risk of lost keys. Also enables a person to see someone live on video and unlock the door for them if they're locked out, dropping off a package, etc. Further development and marketing of this feature is on hold pending the development of our 2.0 Access Control System and associated Cloud Door Controller.

Products and Services in Development

1.	Computer Vision.

a.	Tailgate/Piggyback Prevention. One of the front desk guard's primary functions is making sure no one “tailgates” in behind someone else who is badging in. Unlike human guards, we can do this cost effectively on all the doors (side door, back door, document room, etc.) and not just the main lobby door.

b.	Pedestrian Counter. Detection of the number of pedestrians waiting to cross a street to feed into traffic control systems.

c.	Insurance Related Events. Water on the floor, slip and falls, and other issues that if caught early can have savings much greater than the cost of a video surveillance system.

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d.	COVID-19 related Computer Vision:

•	Use of thermal cameras to spot people with fevers. Although we would not assume to diagnose, prevent or cure any disease, we may be able to detect people who appear to have above normal body temperature so that they can be formally screened by FDA approved body temperature measurement devices operated by qualified personnel.

•	Using cameras to measure people in an area/building and social distancing compliance. Since we can detect people, we are in a good position to count the people in an area as well as detect people entering and leaving a given area. Measuring distance between people (e.g. 6’) is harder as it is a function of lens focal length, camera positioning, and other factors, but it is a subject of current Research and Development.

2.	Door System. We have a 1.0 door system that we are going to upgrade to our 2.0 and then, once integrated, we will have unfettered access to the door events (e.g. card read, access granted, door opened). This will allow us to optimize tailgate/piggyback functionality. We are in the early stages of researching integration with accurate non-contact body temperature thermometers (e.g. subject puts their forehead inches from the reader). This could be combined with video surveillance face recognition to capture the subject’s face and establish their identity at the time of the reading. This information could be used to deny entry and/or send an alert when a person with fever attempts to enter a building or other secure area.

3.	Cloud Access Control 2.0 and Cloud Door Controller 2.0. As described above, the Company is currently developing 2.0 versions of its Cloud Access Control service and Cloud Door Controller product. Planned improvements in the 2.0 versions include an Internet of Things (IoT) device – devices connected and controllable via the internet - device and related cloud services. The Company expects these 2.0 versions will be fully developed by mid 2022.

Development Timelines

For all of the above development projects, as well as any other future projects of the Company, timeline to completion and costs are intertwined. The more working capital to which we have access, the faster we can develop. However, the more working capital we have, the more we can expand the feature set of a product or service, which can paradoxically increase the timeline to completion of that product or service. Also, for all development projects, we believe executing them in partnership with at least one customer is superior to developing them without end user input. This means that the initial scope of each project usually cannot be known until there is a complete product specification which involves input from third parties that we do not control, and the final scope cannot be known until there are sufficient testing and feedback cycles that enable all parties to agree the product or service is market ready. Therefore, it is difficult for us to provide exact timelines or costs for any of the above products and services at this time. Nonetheless, we have set out below our best estimates as to when the above products and services could be fully developed and brought to market.

Development Timeline for Computer Vision

Development of the Computer Vision features set forth above will each take at least 3 months of development and could take 12 months or longer to get to market, though we believe 6 months is a reasonable goal for each, and development of all the Computer Vision features can be done in parallel. Spending on a feature will not stop when the feature gets to the market, since we may need to maintain or even increase spending in response to customer feedback. The greater the spend, the greater the product-market fit we expect to achieve. Development on certain features have already been started, such as thermal measurements and social distancing compliance, and some completed, such as face recognition and mask (or no-mask) detection since the commencement of the Company’s Regulation A Offering.

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Development Timeline for Door System

Development of the Door System 2.0 will require 6 months of initial development of the hardware, but the subsequent features can be developed largely in parallel. We believe the Door System will require a minimum 6 months of initial hardware development and could take 12 months or longer to get to market. Some of the Door System features require Computer Vision features to be completed first. Spending on a feature will not stop when the feature gets to the market, since we may need to maintain or even increase spending in response to customer feedback. We expect to start this project in earnest in Spring of 2021.

Business Model

Cloudastructure operates under a Software-as-a-Service (SaaS) model. We found that we can compete with incumbents in this industry by pricing by the door and camera per year (e.g. $249/year per camera). We make more recurring revenue than they do while still providing a lower TCO (Total Cost of Ownership) to our customers. However, we believe our higher-level AI features will allow us to achieve security guard level pricing - which is much higher than what we charge now. We intend to benefit from this price elasticity.

The Cloudastructure hardware utilizes state of the art technology, delivered at a very competitive price that beats the industry standards and comes with zero maintenance or replacement costs with a lifetime warranty. Cloudastructure’s solution centralizes the management of access control with video monitoring and allows customers to scale geographically to multiple locations.

Distribution

Cloudastructure’s services require a physical installation of our on-premises hardware at the client’s desired location. Cloudastructure facilitates this installation – either delivering a turnkey solution to the client itself, or helping the client get in touch with local installation partners to make sure the process is handled smoothly. The service and support is provided for a monthly subscription, requiring no upfront licensing costs or capital budgets.

The Market

Cloudastructure considers itself to be in the video surveillance industry. According to a May 2019 study published by Allied Market Research, the global video surveillance market was valued at $28.184 billion in 2017, and is projected to reach $87.36 billion by 2025, growing at a CAGR of 14.2% from 2018 to 2025. Video surveillance systems can be used in nearly any environment. Security and surveillance are required for all organizations worldwide. Governments, enterprises, financial institutions, and healthcare organizations alike are all expected and required to have a certain level of security and monitoring measures. As a result, there has been an increase in the demand for security applications such as video surveillance to monitor and record borders, ports, transportation infrastructure, corporate houses, educational institutes, public places, buildings, and others, which is expected to drive the video surveillance market growth globally.

The increase in demand for security systems has also resulted in an increased demand for more advanced systems, such as Internet Protocol cameras, or IP cameras, which receive control data and send image data via the Internet. They are commonly used for surveillance but unlike analog closed-circuit television (CCTV) cameras, they require no local recording device, only a local area network. IP security cameras send their signal over a network, allowing greater information transfer than an analog signal. A growth in transition from analog surveillance to IP cameras and integration of internet-of-things has fueled the growth of the video surveillance market size. However, factors such as high investment cost in data storage technologies and lack of professional expertise in handling IP cameras have hampered the market growth.

With its technological solutions that address problems historically faced in the video surveillance industry, Cloudastructure intends to capitalize on this growing need for sophisticated surveillance systems, targeting small, medium, and enterprise-sized businesses in any industry or market.

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Competition

The Company’s primary competitors include Eagle Eye Networks, Avigilon, Verkada, Genetec, Milestone, Qodnify, Dropcam, Bosch, Tyco, Honeywell, Siemens, Lockitron, Latch, Brivo, and Kisi. The markets for the Company’s products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of artificial intelligence security and cloud based video surveillance.

Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Employees

As of April 19, 2021, the Company had 16 full-time employees and 3 part-time employees.

The Company generally enters into agreements with its employees that contain confidentiality provisions to control access to, and invention or work product assignment provisions to clarify ownership of, our proprietary information.

Outsourcing

We currently outsource a number of key functions of the Company to third parties, including accounting, legal and payroll.

In addition, we host our services on Google and Amazon’s cloud platforms. There are a number of alternative cloud providers that we could utilize, to instead host, such as Microsoft or Digital Ocean, if it became necessary – or we could put our own computers up in a co-location facility to achieve the same result.

Key Customers

As of the date of this Annual Report, our largest customer, the University of California Santa Barbara, accounted for approximately 47% of our revenue in 2019 and 52% of our revenue in 2020. As with our other customers, we provide our services to this customer on an at-will basis, with no formalized agreement governing the terms of our services in place. We are continuing to develop other customer relationships and, while we value the relationship with this particular customer highly, management believes we are not substantially financially dependent on our relationship with this customer, or any other particular customer of the Company. Our ideal customer is an enterprise business with multiple locations for our security systems.

Suppliers

We currently utilize third-party suppliers of computers (specifically, x86 models) onto which we install software, ours and third parties’, to turn them into our CloudVideo Recorders (CVRs). To date, we have bought computers primarily through Amazon and Newegg, but there are a large number of suppliers that we could source from for these computers should we have to source from alternative providers for any reason.

Regulation

Our business is not currently subject to any licensing requirements in any jurisdiction in which we operate. This does not mean that licensing requirements may not be introduced in one or more jurisdiction in which we operate, and such requirements could be burdensome and/or expensive or even impose requirements that we are unable to meet.

We are subject to a number of U.S. federal and state laws and regulations that involve matters central to our business. These laws and regulations involve privacy, data protection, and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate.

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Intellectual Property

The Company does not have any patents or trademarks on which it relies. We have engaged IP counsel to start our IP strategy in earnest.

We rely on confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. We generally enter into agreements with our employees and consultants that contain confidentiality provisions to control access to, and invention or work product assignment provisions to clarify ownership of, our proprietary information.

Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not currently lease or own any physical premises. The Company currently uses 55 E 3rd Ave., San Mateo, CA 94401 as an address for mailing. The company also maintains a small, two desk, office at 12277 Soaring Way Suite 300-C Truckee, CA 96161. However, the Company’s operations are generally conducted remotely.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2020 and December 31, 2019 should be read in conjunction with our financial statements and the related notes included in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Cloudastructure, Inc. is a corporation organized under the laws of the State of Delaware. The Company is headquartered in California. The Company is a technology retailer that focuses on intelligent devices and software for physical security applications.

Basis of Presentation

Net Revenues. Net revenues consist of revenue recognized from subscriptions contracts, door and video services, and sales of controllers and recorders.

Cost of Goods Sold. Cost of goods sold consists of hosting costs and the costs of controllers and recorders.

Operating Expenses.  Operating expenses consist of general and administrative expenses, which are primarily salaries, professional fees, consulting costs and expenses related to the administrative functions of the Company, research and development expenses, which consist primarily of product development costs and salaries, and sales and marketing expenses, which represent public relations, advertising and direct marketing costs, as well as the associated personnel costs.

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Results of Operations

Net Revenues. The Company’s net revenues for the twelve months ended December 31, 2020 were approximately $91,031 compared to $76,717 for the twelve months ended December 31, 2019 – an increase of 19%. Customers that had no revenue in the prior year made up $13,220 of the year-over-year increase. In connection with this increase in net revenues, the Company’s gross profits increased substantially, from $604 for the twelve months ended December 31, 2019 to $20,536 for the twelve months ended December 31, 2020.

Operating Expenses. The Company’s operating expenses for the twelve months ended December 31, 2020 were $1,454,471 compared to $445,611 for the twelve months ended December 31, 2019 – an increase of nearly $1 million. These expenses were largely comprised of general and administrative expenses, which were $861,398 for the twelve months ended December 31, 2020 compared to $316,607 for the twelve months ended December 31, 2019. General and administrative expenses increased due to an increase in personnel costs of $232,026, an increase in professional service expenditures of $134,545 and an increase in travel expenses of $69,145. Research and development expenses also increased significantly in 2020, totaling $275,314 for the twelve months ended December 31, 2020 compared to $123,368 for the twelve months ended December 31, 2019. The increase in R&D spend in 2020 was incurred in connection with an increase in R&D personnel costs of $155,894, using funding from the Company’s Regulation A Offering. Sales and marketing expenses also increased significantly in 2020 – from $5,636 in 2019 to $317,759 in 2020. Sales and marketing expenses increased significantly in 2020, due to an increase in personnel costs of $208,419 and increased marketing spend of $70,379.

Interest Expense. The Company’s interest expense for the twelve months ended December 31, 2020 was $387,337 compared to $89,841 for the twelve months ended December 31, 2019 – an increase of 331%. During 2020, the Company recorded interest expense of $270,925 to account for the variable redemption feature on the Company’s outstanding notes payable and $44,542 to account for the change in fair value of the SAFE agreements, each of which contributed to the increased interest expense in 2020.

Net Income. As a result of the foregoing, the Company suffered a net loss of $1,825,552 for the twelve months ended December 31, 2020, compared to net loss of $535,983 for the twelve months ended December 31, 2019.

Liquidity and Capital Resources

Since inception, the Company has relied on raising funds from the issuance of convertible notes, SAFEs, and equity to fund its business. As of December 31, 2020, the Company had cash on hand of$2,836,001 and a working capital of $506,317 and could incur additional losses prior to generating additional positive working capital from operations. The Company also has an accumulated deficit in earnings since inception. During the next twelve months, the Company intends to fund its operations with funds raised from the issuance of securities in our Regulation A Offering, as amended and funds from revenue producing activities.

As of the date of this Annual Report, the Company expects its current capital will be able to fund operations for at least the next 12 months.

Issuances of Equity

The Company commenced an offering pursuant to Regulation A under the Securities Act on July 9, 2020, of up to $50,000,000 of “Units” consisting of 2 shares of Class A Common Stock of the Company, and 1 Warrant to purchase 1 share of Class A Common Stock of the Company (the “Regulation A Offering”). As of December 31, 2020, the Company had issued 9,989,000 shares of Class A Common Stock and 4,994,500 Warrants in return for proceeds of $4,030,965, net of issuance costs. As of March 31, 2021, the Company has sold an additional 38 million shares of Class A Common Stock and 19 million Warrants, raising approximately $17 million in total net proceeds through that date.

As of the date of this Annual Report, none of the Warrants issued in the Regulation A Offering have converted into shares of the Company’s Class A Common Stock.

The Company intends to amend the Regulation A Offering to increase the maximum offering amount to $75,000,000.

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Issuance of Convertible Notes

In 2019 and prior years, the Company issued promissory notes and convertible notes in exchange for cash for the purpose of funding its continuing operations (the “Notes”). The Notes accrue interest at the rate of four to six percent per annum and are convertible to equity at a pre-determined discount to market value under certain predefined conditions. Such conditions include a qualified equity financing, election by a majority of noteholders on the maturity date of the associated Notes to convert the Notes, or a sale of the Company.

As of December 31, 2020, the total outstanding principal balance of the Notes was $1,487,410. Almost all of this amount, $1,426,449, is represented by Notes that are outstanding beyond their stated maturity date, and are immediately due and payable by the Company upon demand by the holders of these Notes. To date, the Company has not received a demand for payment by holders of such Notes that are outstanding beyond their stated maturity date – however, the holders of such Notes may make such a demand for payment at any time.

Promissory Note With Optional Conversion

In December 2019, accounts payable of $92,731 from a vendor was converted into a promissory note. The note is repayable in December 2026, or upon a change of control if earlier, and bears no interest. The noteholder has the option to convert all or any portion of the balance into securities of the type issued in any financing of the Company, exercisable within thirty (30) days following the closing of such financing. As of December 31, 2020, the entire balance of this note was still outstanding. Subsequent to December 31, 2020, the Company paid the note in full. As of the date of this Annual Report, it is no longer an outstanding obligation of the Company.

Issuance of SAFES

On July 16, 2019, the Company completed a Regulation Crowdfunding offering in which it entered into SAFE agreements (Simple Agreement for Future Equity) with investors for net proceeds $345,069. The SAFE agreements have no interest rate or maturity date. The SAFE agreements are convertible at the option of the Company upon an equity financing of the Company in which $1,000,000 in net proceeds are received into shares of the Common Stock or Preferred Stock of the Company issued in such equity financing. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; and B) the price implied by a $7,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. As of December 31, 2020, the SAFE agreements have not yet converted. The Company does not intend to allow these SAFEs to convert into shares of Class A Common Stock.

On November 1, 2019, the Company commenced another Regulation Crowdfunding offering in which it entered into SAFE agreements with investors. The SAFE agreements become convertible into shares of Preferred Stock of the Company (currently none are authorized) issued in a future equity financing of the Company. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; and B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. For up to the first $100,000 raised in this offering, investors entered into a SAFE with the same terms, except for a lower valuation cap of $9,000,000. As of the date of this Annual Report, the Company raised $293,105 in net proceeds from the issuance of SAFEs to investors in this offering. As of December 31, 2020, the SAFE agreements have not yet converted as a qualifying financing had not yet occurred. The Regulation A Offering will not trigger the conversion of these SAFEs into shares of Class A Common Stock.

Payroll Protection Program Loan

In 2020, as a result of the COVID-19 pandemic and as authorized by the CARES Act of 2020, the Company obtained a loan for approximately $36,637. This loan is forgivable if certain payroll targets are met and the Company fully expects to meet those regulatory thresholds for forgiveness.

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Trend Information

We have been primarily focused on research and development for the last two fiscal years, with less focus on sales, inventory, order book or costs and selling prices. At the end of 2020 we had only one full time employee in the areas of sales, marketing and business development. As of April 20, 2021, we had 9 full time employees in these areas. We expect to see results of their efforts in 2021. We still generate a modest amount of sales, and we currently have several large partnership opportunities in play. If we are able to capitalize on these partnership opportunities, we expect that our sales and revenues will significantly increase.

A continuing trend we’ve identified is the increase of camera pixel counts. Only 10 years ago, a typical camera might have 640x480 pixels. Today a typical camera has 1920x1080 pixels – with some cameras having twice that pixel count in each dimension. The increase in pixel count means there is more to see and our computational resources go up commensurately. We have noticed from the beginning of our business operations that our computational resources tend to follow Moore's Law (computational power doubles every 18-24 months) and the pixel count increases significantly slower than that. This means that even though camera pixel counts continue to increase, which drives our computational load, the increase is slower than the rate at which computational resources become available to us. As such, we believe this trend will not cause any computational issues for us as these technological trends continue.

Item 3. Directors and Officers

As of the date of this Annual Report, the Company’s officers and directors are as follows:

Name	Position	Age	Date Appointed to Current Position	Approximate hours per week for part-time employees
Executive Officers
Richard Bentley	Chief Executive Officer	52	March 28, 2003	N/A
Gregory Rayzman	Chief Technology Officer	59	October 21, 2019	N/A
William Sowell	VP of Business Development	65	April 7, 2021	N/A
Lauren O’Brien	VP of Sales and Marketing	56	April 7, 2021	N/A
Directors
Richard Bentley		52	March 28, 2003
Elizabeth Fetter		62	March 28, 2003
Ralph Eschenbach		75	May 26, 2006

Richard Bentley, Chief Executive Officer, Director

Rick Bentley has over 20 years of Silicon Valley startup and technology experience. He was founder and CEO of Televoke Inc. (became deCarta, bought by Uber) where he raised eight figures of Venture Capital. Mr. Bentley has been a full time Advisor to Google X. He was a direct report to Andy Grove for half a decade. Investors have brought him in for interim-CEO roles at early stage companies. He was a Senior Consultant at Bearing Point Inc., which included two assignments in Baghdad. At General Magic he managed the “Portico” program, derivatives of which serve over a million subscribers. He was Director of Business Development for Machina, a design and engineering house that developed consumer electronics products, some of which sold over 10MM units. He was also Director of Product Development for Sensory Inc, which currently has the largest installed base of speech recognition systems in the world. Mr. Bentley is the author of multiple patents and patent filings, many of which were bought by Samsung in 2014. Mr. Bentley served as CEO of the Company since its inception in 2003. He received his BA in Physics and MS in Engineering from UC Berkeley.

10

Gregory Rayzman, Chief Technology Officer, Director

Gregory Rayzman is a seasoned technologist and well recognized name in Silicon Valley. His expertise in Big Data and database architecture is sought by several emerging and well-established companies like Apple, where he provided pivotal leadership in designing and developing massively scalable and database backed infrastructures. Most recently, Mr. Rayzman had a great stint at TheFind shopping search engine with relevancy and popularity algorithm instead of the ordinary pay-for-placement. TheFind was acquired by Facebook in 2015. Prior to that, as Chief architect of a forward-looking company NebuAd, in 2007 he developed behavior targeting advertising systems based on the aggregate data, which everyone from Google and Yahoo to Facebook and Plaxo is looking into only now – for better targeted, more relevant advertising. He was previously a founding engineer and Chief architect for ITM Software, acquired by BMC. Mr. Rayzman also served as CTO for Claridyne Inc., an IT infrastructure and integration company. Mr. Rayzman was founding engineer and Director of Software Engineering for Annuncio Inc., acquired by PeopleSoft (now Oracle). Mr. Rayzman joined the Company in 2004, and is now its Chief Technology Officer. Mr. Rayzman holds both Bachelor and Master’s degrees in Computer Science from Moscow University and completed his postdoctoral education in Applied Mathematics at the Academy of Science before moving to the United States earlier in his career.

Mr. Rayzman works part-time for the Company, splitting his time between SteppeChange, where he has served as CTO and Chief Data Architect since April 2015, and his role at the Company.

Elizabeth Fetter, Director

Elizabeth Fetter is a seasoned businesswoman with experience leading companies in software, telecom, equipment and technology services. Currently consulting with a privately-owned specialty retail company, she has served and invested in companies in a variety of industries, including retail, real estate, and design. Fetter was appointed CEO for Symmetricom in April 2013, and oversaw its restructuring and sale to Microsemi. She is the founder of Abundance Hill Enterprises LLC and Fetter Advisory Services, where she has served in principal capacities since 2015. She was the President and CEO of Jacent Technologies, QRS Corporation and NorthPoint Communications. Fetter has run public and private companies ranging from $5 billion in revenue to start-up and has successfully led an IPO and numerous strategic and M&A transactions. She has 20 years of experience in not-for-profit boards and has served on 12 corporate boards of directors. She joined the Company as a Director in 2003. She attended Harvard Business School’s Executive Education Program, received her B.A. in Communications Studies, and obtained her M.B.A. from Carnegie Mellon University-Tepper School of Business.

Ralph Eschenbach, Director

Ralph Eschenbach has been a member of Sand Hill Angels (SHA), an seed-stage investment firm, since 2004 and has served as President, Treasurer and board member of SHA. He has been in Silicon Valley all of his career which started at HP Labs. It was at HP that he developed the first commercial GPS (Global Positioning System) receiver in 1976 that demonstrated the potential for addressing a low cost market for a positioning sensor. That design was acquired by Trimble Navigation in 1982 and became the basis of Trimble's GPS technology. He joined Trimble in 1983 as VP Engineering and later had P&L responsibility managing the Marine and Aviation divisions of Trimble. He became CTO at Trimble in the late 1990's and retired in the mid 2000's. He is retired, currently sits on the board of multiple start-ups, and enjoys running, bicycling, and skiing. Mr. Eschenbach received his BSEE from UC Berkeley in 1968 and MSEE from Stanford University in 1970. He graduated Magna Cum Laude and was a member of Phi Beta Kappa.

Lauren O'Brien, VP Sales & Marketing

Lauren O'Brien joined Cloudastructure in April 2021 as its VP of Sales & Marketing. Lauren has over 20 years of executive experience in a variety of Sales, Sales Management, Marketing, Operations and General Management roles. Prior to joining Cloudastructure, Lauren most recently served as COO of VentureBeat, a leading enterprise AI publication. Lauren joined VentureBeat in March 2017, initially serving as VP of Operations, and then as Chief Operating Officer, where she led the company to profitability for the first time in its history while driving sales to double digit growth year over year. Lauren still serves as a Board Advisor to VentureBeat. From 2002 to 2017, she served as Chief Executive Officer of Shift Communications and Consulting, a leading consulting firm providing strategic consulting services to businesses to accelerate growth and improve operations. There, she was directly responsible for driving sales, and delivering strategic consulting services to C-level clients, and often was hired in executive roles for early-stage companies. Ms. O'Brien has extensive experience in sales, marketing and go-to-market strategy building for Saas based startups. Ms. O'Brien also led the product strategy team for a $100m CRM company where she was instrumental in securing enterprise sales with the company’s first cloud-based CRM product. Ms. O'Brien has an MBA in Marketing and Finance from University of California Berkeley and a Bachelor’s Degree from the University of Vermont.

11

William Sowell, VP of Business Development

Dr. William Sowell currently serves as Vice President-Business Development for Cloudastructure, a position he started in October 2020. He is an expert in Intelligent Transportation Systems (ITS), Connected Vehicles, traffic data analytics and the development of new ITS/Smart Mobility/Smart City technologies, with more than 30 years of experience in these fields. He is regarded globally as one of the “Founding Fathers” of video-based vehicle detection and data analytics. He is an industry veteran that has developed and promoted complete ITS system solutions and services in 185 countries on seven continents. From April 2014 to May 2019, Dr. Sowell served as Vice President of Business Development at Eberle Design, Inc., a developer and manufacturer of electronic intersection monitoring and detection products for the traffic, rail and access industries. In his time in this position, Dr. Sowell oversaw numerous operations, and was an integral part of the management of the company as its sales grew over 50% from 2014- 2020. He was promoted to President of Eberle Design, Inc. in May 2019, and served in this position for one year, leaving to join Argonaut International Consulting, Inc. as its president in May 2020. Argonaut International Consulting provides worldwide technology solutions in management, marketing and training services for Intelligent Transportation Systems and importing/exporting – a position that he still currently holds. In this position, Dr. Sowell oversees many integral operations, including consulting for data analytics, public transit sectors, and many other fields. Dr. Sowell currently serves as Senior Vice Chairman of the International Road Federation (IRF), is Founding Chairman of the IRF ITS Committee, and is President of Argonaut International Consulting, Inc. Dr. Sowell is responsible for several strategic alliances and is a well-known professional public speaker and ITS technology instructor. He serves as a member of the Dubai Roads & Transport Authority (RTA) Intelligent Transportation Systems Technology Advisory Board, former Special ITS Advisor to the Saudi Ministry of Transport, and former member of the NEMA Board of Governors. Dr. Sowell holds MBA and PhD degrees in Business/Management from the University of Southern California and MBA and PhD degrees in International Marketing from the University of Oklahoma. He is the co-inventor of two (2) U.S. Patents dealing with real-time traffic data related to Connected and Autonomous Vehicles (CAV).

Dr. Sowell filed for Chapter 7 Bankruptcy in the State of Arizona on November 12, 2020. The Bankruptcy action was concluded on March 3, 2021.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we compensated our three highest-paid executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)(5)	Total compensation ($)
Rick Bentley	Chief Executive Officer	364,153.68(1)	18,385.52	382,539.20
Gregory Rayzman	Chief Technology Officer	98,333.31(2)	3,217.56	101,550.87
Craig Johnson (3)	VP of Business Development	0	459.71	459.71
Dr. William Sowell	VP of Business Development	45,480.77(4)	–	45,480.77
____________________

(1)	Comprised of $280,541.69 in salary and $83,611.99 in bonus received by Mr. Bentley during the 12 months ended December 31, 2020.
(2)	Comprised of $58,333.31 in salary and $40,000.00 in bonus received by Mr. Rayzman during the 12 months ended December 31, 2020.
(3)	Craig Johnson was replaced as VP of Business Development by Dr. Sowell in October 2020.
(4)	Comprised of $32,980.77 in salary and $12,500 in bonus received by Dr. Sowell during the 12 months ended December 31, 2020.
(5)	“Other compensation” for the individuals listed in this table consists of equity-based compensation in the form of stock option grants for shares of the Company’s Class B Common Stock that vested during the 12 months ended December 31, 2020. The numbers in the table represent the dollar value of the vested stock options at the grant date of such options.

12

For the fiscal year ended December 31, 2020, none of our 3 directors received any cash compensation for their services as directors.

Other than the compensation listed in the table above, no other compensation was provided to the executive officers or directors of the Company for the fiscal year ended December 31, 2020.

Each of the officers and directors of the Company have entered into employment agreements with the Company. Under his employment agreement, Rick Bentley was paid an annual salary of $295,000 until March 2021. His annual salary was increased in March 2021 to $350,000 and he received a $150,000 bonus in April 2021. He is eligible to receive a performance bonus in 2021 equal to up to 50% of his salary, to be paid in March 2022. Any bonus will be based on the achievement of goals and milestones established by the Company’s board. In the event that his employment is terminated other than for cause or his resignation, he is eligible to receive severance of six months of salary and benefits.

Under his employment agreement, Mr. Rayzman will be paid an annual salary of $250,000, and his employment with the Company is “at will”, meaning that Mr. Rayzman or the Company can terminate his employment at any time for any reason, with or without cause and with or without notice.

Under his employment agreement, Dr. Sowell will be paid an annual salary of $150,000. He is eligible to receive a 5% commission for all sales and up to $20,000 in bonuses if future customers execute letters of intent with the Company.

Under her employment agreement, Ms. O’Brien will be paid an annual salary of $150,000. She is eligible to receive a 5% commission of recognized revenues for all sales that she and her team make and received a $20,000 signing bonus. In the event that her employment is terminated other than for cause or her resignation, she is eligible to receive severance of six months of salary and benefits if she and her team generate more than $1 million in revenues in 2021.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of April 20, 2021, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the Company’s voting securities or having the right to acquire those securities.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership Acquirable (1)	Percent of class (2)
Rick Bentley, 55 E 3rd Ave San Mateo CA 94401	Class B Common Stock	1,500,000	11,218,250	47.8%
All Officers and Directors as a Group (6 in this group)	Class B Common Stock	1,500,000	14,653,623	60.7%

All Officers and Directors as a Group (6 in this group)	Class A Common Stock	1,000	0	0.0%

________________

(1)	Represents shares acquirable from the exercise of options pursuant to the Company’s Amended 2014 Stock Plan within 60 days of the date of this Annual Report.
(2)	Percent of class calculations for Class B Common Stock are based on 2,980,888 shares of Class B Common Stock outstanding as of April 20, 2021, and an additional 26,610,500 shares issuable pursuant to options that may be exercised pursuant to the Company’s Amended 2014 Stock Plan within 60 days of the date of this Annual Report. Percent of class calculations for Class A Common Stock are based on 51,197,500 shares of Class A Common Stock outstanding as of April 20, 2021.

13

Item 5. Interest of Management and Others in Certain Transactions

On February 20, 2020 the Company sold 1,500,000 shares of the Company’s Common Stock to Richard Bentley, its Chief Executive Officer, for an aggregate purchase price of $6,000 pursuant to a Restricted Stock Purchase Agreement of the same date. Mr. Bentley issued a promissory note to the Company in the principal amount of $6,000. The note accrues interest at 1.86% per annum, and has a maturity date of February 20, 2030. As of the date of this Annual Report, the entire balance of this note is still outstanding.

On February 9, 2021, the Company entered into an Aircraft Dry Lease Agreement with Cloud Transport Operations, LLC, pursuant to which the Company leases a Cessna C210 aircraft, which the Company intends to allow its executive officers and/or directors to use for certain business travel purposes. The term of the agreement commenced on February 9, 2021, and ends once the Company has accrued 180 flight hours, at which point the agreement may be extended upon the purchase of additional flight hours. As compensation, the Company agreed to pay Cloud Transport Operations $900 per month as a management fee, and $490 per flight hour. The Company agreed to pay the first month’s management fee (pro-rated) and for the 180 flight hours in advance on February 9, 2021, for a total of $88,200. As such, the Company’s only payment obligation going forward will be the $900 per month management fee, until such time as the Company decides to purchase more flight hours, which it is under no obligation to do. Cloud Transport Operations, LLC is a Nevada limited liability company. Rick Bentley, the Company's Chief Executive Officer, has an indirect ownership interest in this LLC. A copy of this agreement is filed as Exhibit 6.14 to this Annual Report.

Item 6. Other Information

None.

14

Item 7. Financial Statements

Cloudastructure, Inc.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2020 and 2019

15

INDEPENDENT AUDITOR’S REPORT

April 21, 2021

To:	Board of Directors, Cloudastructure, Inc.
Attn: Rick Bentley

Re:	2020 Financial Statement Audit

We have audited the accompanying financial statements of Cloudastructure, Inc. (a corporation organized in Delaware) (the “Company”), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, stockholders’ equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders’ equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, CO

April 21, 2021

16

Cloudastructure, Inc.

BALANCE SHEETS

As of December 31, 2020, and 2019

See accompanying Independent Auditor’s Report and Notes to the Financial Statements

Amounts in thousands, except share numbers

	2020	2019
TOTAL ASSETS
Current Assets
Cash and cash equivalents	$2,836	$3
Accounts receivable	23	17
Other current assets	28	–
Total Current Assets	2,887	20

Non-Current Assets
Fixed assets, net	53	6
TOTAL ASSETS	$2,940	$26

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Liabilities
Current Liabilities
Accounts payable	$102	$36
Accrued expenses	32	121
Deferred revenue	11	12
Convertible notes (see Note 5)	1,697	1,194
Notes payable to related party (See Note 8)	29	29
Payroll Protection Program loan	37	–
Interest payable	472	412
Total Current Liabilities	2,381	1, 804

Non-Current Liabilities
Convertible notes (see Note 5)	61	307
Other non-current liabilities (see Note 5)	93	93
SAFE agreements (see Note 6)	683	345

TOTAL LIABILITIES	3,217	2,551

Shareholders’ Deficit
Common stock, Class A shares (par value $0.001, 250,000,000 shares authorized, 9,989,000 issued at December 31, 2020)	10	–
Common stock, Class B (par value $0.001, 100,000,000 shares authorized, 2,980,888 and 1,480,888 shares issued and outstanding at December 31, 2020 and 2019, respectively)	3	1
Additional paid-in capital	4,076	14
Accumulated deficit	(4,366)	(2,540)
TOTAL SHAREHOLDERS’ DEFICIT	(277)	(2,525)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$2,940	$26

17

Cloudastructure, Inc.

STATEMENT OF OPERATIONS

Calendar years ended December 31, 2020 and 2019

See accompanying Independent Auditor’s Report and Notes to the Financial Statements

Amounts in thousands, except for per share amounts

	2020	2019

Revenues, net	$91	$77
Less: Cost of goods sold	(70)	(76)
Gross Profit	21	1

Operating Expenses:
General and administrative	861	317
Research and development	275	123
Sales and marketing	318	6
Total Operating Expenses	1,454	446

Other Expense:
Depreciation and Amortization	(3)	(1)
Interest Expense	(387)	(90)
Taxes	(1)	–

Net Loss	$(1,826)	$(536)
Basic loss per share of Class A and Class B common stock	$(0.35)	$(0.36)
Diluted loss per share of Class A and Class B common stock	$(0.35)	$(0.36)

18

Cloudastructure, Inc.

STATEMENT OF SHAREHOLDERS’ DEFICIT

Calendar years ended December 31, 2020 and 2019

See accompanying Independent Auditor’s Report and Notes to the Financial Statements

Amounts in thousands, except share numbers

	Common Stock, Class A		Common Stock, Class B		Additional Paid-in	Accumulated	Total Shareholders’
	# Shares	$	# Shares	$	Capital	Deficit	Deficit
Balance as of January 1, 2019	–	–	1,480,888	1	14	(2,004)	(1,989)
Net Loss	–	–	–	–	–	(536)	(537)
Balance as of December 31, 2019	–	–	1,480,888	1	14	(2,540)	(2,525)
Common - issued	–	–	1,500,000	2	4	–	6
Stock-based compensation	–	–	–	–	36	–	36
Reg A Issued, net of issuance costs	9,989,000	10	–	–	4,021	–	4,031
Net Loss	–	–	–	–	–	(1,826)	(1,826)
Balance as of December 31, 2020	9,989,000	10	2,980,888	3	4,076	(4,366)	(277)

19

Cloudastructure, Inc.

STATEMENT OF CASH FLOWS

Calendar years ended December 31, 2020 and 2019

See accompanying Independent Auditor’s Report and Notes to the Financial Statements

Amounts in thousands

	2020	2019
Cash Flows From Operating Activities
Net Loss	$(1,826)	$(536)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3	1
Stock-based compensation	36
Fair value adjustments to embedded derivative and SAFEs	315
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	(5)	16
(Increase) Decrease in prepaid expenses	(22)	–
Increase (Decrease) in accounts payable	66	(69)
Increase (Decrease) in accrued expenses	(90)	(2)
Increase (Decrease) in deferred revenue	(1)	(11)
Increase (Decrease) in interest payable	71	91
Increase (Decrease) in other current liabilities	0	(0)
Net Cash Used In Operating Activities	(1,452)	(510)

Cash Flows From Investing Activities
Purchase of fixed assets	(51)	(7)
Net Cash Used In Investing Activities	(51)	(7)

Cash Flows From Financing Activities
Proceeds from notes and SAFEs	268	514
Proceeds from Payroll Protection Program Loan	37	–
Proceeds from issuance of Class B Stock	–	–
Proceeds from issuance of Class A Stock	4,031	–
Net Cash Provided By Financing Activities	4,336	514

Net Change In Cash	2,833	(5)

Cash at Beginning of Period	3	8
Cash at End of Period	$2,836	$3

20

Cloudastructure, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Calendar years ended December 31, 2020 and 2019

See accompanying Independent Auditor’s Report

NOTE 1 - NATURE OF OPERATIONS

Cloudastructure, Inc. (“the Company”) is a corporation organized under the laws of the State of Delaware. The Company is headquartered in California. The Company is a technology retailer that focuses on intelligent devices and software for physical security applications.

Since inception, the Company relied on raising convertible loans to fund its business.  During 2020, the Company has funded its operations with an offering under Regulation A, which as of December 31, 2020 had raised $4 million from investors, net of issuance costs (see Note 9, below). The Company has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company’s ability to continue as a going concern once funds raised from investors have been exhausted.  These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 and 2019, the Company had $2,836,001 and $2,892 cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. As of December 31, 2020, and 2019, the Company had $22,688 and $17,269 in accounts receivable, respectively. The Company has not accrued for any bad debts as of these dates.

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Sales Taxes

Various states impose a sales tax on the Company’s sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company maintained very few fixed assets.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles (“GAAP”), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

22

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from subscription contracts with customers is recognized ratably over the period that commences on the subscription start date and ending on the date the subscription term expires.

Revenue from door and video services is generally recognized at the completion of the professional services.

Revenue from sales of controllers and recorders is generally recognized at time of delivery.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Basic and Diluted Loss Per Share

The number of shares used to calculate basic and diluted loss per share were as follows for the year ended December 31:

	2020	2019
Class A common stock	2,316,179	–
Class B common stock	2,855,888	1,480,888
Total	5,172,067	1,480,888

In 2020 and 2019, approximately 74.0 million and 30.4 million shares issuable upon the exercise of stock options and conversion of convertible notes and SAFEs were excluded from the calculation of diluted loss per share because such amounts were antidilutive.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, “Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting”, clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

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The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company’s financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company’s tax filings in the State of California for 2017, 2018, and 2019 will remain subject to review by that State until 2021, 2022, and 2023, respectively.

The Company is obligated to collect and remit sales taxes on certain sales made within or shipped to end users in the State of California. The Company’s sales tax filings for the State of California are generally subject to review by that State for three years after the date filed.

NOTE 4 – SHARE CAPITAL

Securities Offering

During 2020, the Company offered units, each consisting of two shares of Class A common stock and one warrant to purchase shares of Class A common stock in an offering exempt from registration under Regulation A. The provisions of Regulation A allow an issuer to offer securities for up to $50,000,000. As of December 31, 2020, the Company had issued 9,989,000 shares of Class A common stock and warrants to purchase 4,994,500 shares of Class A common stock in return for proceeds of $4,030,965, net of issuance costs. The warrants are immediately exercisable at a price of $0.75 per share and expire 18 months after the issuance date.

Reverse Stock Split

In 2020, the Company completed a 20-for-1 reverse stock split of its common shares (“Reverse Stock Split”). For all periods presented, references to share and per share amounts have been adjusted to reflect the Reverse Stock Split. After the Reverse Stock Split, the common shares were designated Class B shares and have 20 times the voting rights of Class A shares. All other rights of the holders of each class of common stock are identical.

Issuance of Shares to Management

As discussed in Note 8, in February 2020, the Company issued 1,500,000 shares of common stock to its chief executive officer, Rick Bentley, in exchange for a note receivable from Mr. Bentley of $6,000. The note receivable matures in February 2030 and has a stated interest rate of 1.86 percent per annum.

Stock-Based Compensation:

During February 2020, the Company awarded options to purchase 44,314,000 shares of common stock to certain employees, consultants, and advisors to the Company. These options have an exercise price of $0.004, vest over four years, and expire ten years from the date of grant. Stock-based compensation related to these grants was $36,313 for the year ended December 31, 2020. No options were awarded in 2019 and stock-based compensation for the year ended December 31, 2019 was insignificant since all previously granted awards had mostly vested.

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At December 31, 2020, options exercisable into 23,840,875 shares of common stock were vested and a total of 41,232,500 shares of common stock remained reserved for future grants under the Company’s stock option plan. Unrecognized compensation cost related to outstanding stock options was $48,713 at December 31, 2020.

The Company estimated the fair value of options granted in February 2020 to be $0.002. The fair value of stock option grants is estimated on the date of grant using a Black-Scholes model. The Company lacks company-specific historical and implied volatility information, therefore, it estimates its expected stock volatility based on the historical volatility of its publicly traded peer companies. The expected term of the Company’s common stock options for employees and directors has been determined utilizing the “simplified” method as the Company has insufficient historical experience for options grants overall, rendering existing historical experience irrelevant to expectations for current grants. The expected term of the Company’s common stock options for non-employees is based on the contractual term of the common stock option granted. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is assumed to be 0 percent because the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The Company values its common stock by taking into consideration its most recently available valuation of common stock performed by management and the Board of Directors, as well as additional factors which may have changed from the date of the most recent valuation through the grant date.

NOTE 5 – CONVERTIBLE NOTES AND OTHER DEBT

Short- and Long-Term Notes

The Company has issued approximately 59 short-term and long-term convertible notes to third parties with a principal value of approximately $1.5 million for the purpose of funding continuing operations (the “Notes”) as of December 31, 2020. The Notes accrue interest in different tranches: $234,800 accrues simple interest at 6 percent per annum, $1,192,610 accrues simple interest at 5 percent per annum and $60,000 accrues simple interest at 4 percent per annum.

The Notes and any accrued but unpaid interest are convertible to equity. With respect to certain Notes with a combined principal value of approximately $250,000, conversion to equity is at a pre-determined discount to market value under certain predefined conditions. Such conditions include a qualified equity financing, election by a majority of noteholders on the maturity date of the associated Notes, or a sale of the Company. Additionally, one of the Notes with a pre-determined conversion discount converts at an amount equal to the outstanding principal plus $250,000.

The premium that will be received by investors upon conversion of their Notes is a variable share redemption feature that is accounted for separately at fair value as an embedded derivative. At December 31, 2020, the Company has estimated the fair value of this embedded derivative to be $270,925 and this amount has been charged to interest expense since the related Notes have already matured. For as long as the Notes remain outstanding, the Company will continue to record changes in the fair value of the embedded derivative liability as an increase or decrease to interest expense.

The following reconciles the Notes’ principal balance to the current and noncurrent amounts presented on the balance sheet at December 31, 2020:

Principal balance outstanding	$1,487,410
Estimated fair value of embedded derivative	270,925
Subtotal	1,758,335
Less: convertible notes and embedded derivative classified as current	(1,697,374)
Noncurrent convertible notes	$60,961

Of the total balance of Notes outstanding as of December 31, 2020 and 2019, approximately $1,426,449 and $1,194,000, respectively, have either reached their maturity date or have no fixed maturity date and are payable upon demand. Thus, the Company records these Notes as current liabilities on the balance sheet as of December 31, 2020 and 2019. The balance of Notes that have a maturity date beyond one year as of December 31, 2020 and 2019 is approximately $61,000 and $307,000, respectively.

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Other Non-Current Liabilities

In December 2019, accounts payable of $92,731 from a vendor were converted into a promissory note. The note is repayable in December 2026, or upon a change of control if earlier, and bears no interest.

Payroll Protection Program Loan

In 2020, as a result of the COVID-19 pandemic and as authorized by the CARES Act of 2020, the Company obtained a loan for approximately $37,000. This loan is forgivable if certain payroll targets are met and the Company fully expects to meet those regulatory thresholds for forgiveness.

NOTE 6 – SAFE INSTRUMENTS

SAFE Issuances

On July 16, 2019, the Company completed a Regulation Crowdfunding offering in which it entered into SAFE agreements (Simple Agreement for Future Equity) with investors in exchange for cash investments totaling $345,069, net of issuance costs. The SAFE agreements have no interest rate or maturity date. The SAFE agreements are convertible at the option of the Company upon an equity financing of the Company in which $1,000,000 in net proceeds are received into shares of the Common Stock or Preferred Stock of the Company issued in such equity financing.

On November 1, 2019, the Company commenced another Regulation Crowdfunding offering in which it entered into SAFE Agreements with investors. The SAFE agreements become convertible into shares of Preferred Stock of the Company (currently none are authorized) issued in a future equity financing of the Company. During 2020, the Company raised $293,105 from the issuance of SAFEs to investors in this Offering.

The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80 percent discount to the pricing in the triggering equity financing; and B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. For up to the first $100,000 raised in this offering, investors entered into a SAFE with the same terms, except for a lower valuation cap of $9,000,000.

Per SEC guidance, the SAFE instruments are recorded as a long-term liability of the Company rather than equity. The Company has elected to apply the fair value option to account for the SAFE instruments and at December 31, 2020 estimated the fair value of these to be $757,217. For as long as the SAFE instruments remain outstanding, the Company will continue to record changes in fair value as an increase or decrease to interest expense.

The following reconciles the SAFEs’ principal balance to the amounts presented on the balance sheet at December 31, 2020:

Principal balance outstanding	$712,675
Estimated fair value adjustment at December 31, 2020	44,542
Estimated fair value at December 31, 2020	757,217
Less: unamortized issuance costs	(74,501)
$682,716

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved in or aware of threats of any litigation.

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NOTE 8 – RELATED PARTY TRANSACTIONS

Related-Party Notes

The Company issued $29,200 of notes to its chief executive officer, Rick Bentley. Of these notes, $24,200 are standard promissory notes accruing interest at a rate of 6 percent per annum. The Company has issued $5,000 of notes to Mr. Bentley that are convertible notes with terms that are pari passu with other convertible note investors.

Issuance of Shares

In February 2020, the Company issued 1,500,000 shares of common stock to Mr. Bentley in exchange for a promissory note receivable for $6,000. The note receivable matures in February 2030 and bears interest at the rate of 1.86 percent per annum.

As these transactions are between related parties, there is no guarantee that the terms, conditions, interest rates or prices are transacted at an arm’s-length rate.

NOTE 9 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through April 21, 2021, the date the financial statements were available to be issued.  Since the end of the last fiscal year, the Company has continued its fundraising efforts through its Regulation A financing round. As of March 31, 2021, the Company has sold an additional 38 million shares of Class A Common Stock and an additional 19 million warrants, raising an estimated $17 million, net of financing costs.

On February 9, 2021 the Company entered into an agreement with Cloud Transport, a company owned 100 percent by the Chief Executive Officer, Rick Bentley. The agreement is for the dry lease of an aircraft used for company travel for $900 per month (the management fee) and $490 per flight hour with 180 flight hours paid in advance. The term of the lease is from the effective date until 180 flight hours are consumed and the month monthly management fee is paid. As these transactions are between related parties, there is no guarantee that the terms, conditions, interest rates or prices are transacted at an arm’s-length rate.

Based on the foregoing, no additional material events were identified which require adjustment or disclosure in the financial statements.

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Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1++	Amended and Restated Certificate of Incorporation

2.2+	Bylaws

3.1++	Form of Warrant

3.2++	Form of Warrant Agreement, by and between the Company and VStock Transfer, LLC

4++	Form of Subscription Agreement

6.1+++	Amended Agreement with Dalmore Group, LLC

6.2+	Outstanding Promissory Notes between the Company and Rick Bentley

6.4+	Promissory Note issued by Rick Bentley to the Company dated February 20, 2020 (sole promissory note issued by Rick Bentley)

6.5+	Restricted Stock Purchase Agreement between the Company and Rick Bentley dated February 20, 2020

6.6+	Convertible Promissory Note dated November 20, 2007 issued by the Company to Craig Johnson

6.7+	Convertible Promissory Notes issued by the Company to Elizabeth Fetter

6.8+	Convertible Promissory Notes issued by the Company to Ralph Eschenbach

6.9+	Amended 2014 Stock Option Plan

6.10*	Rick Bentley Employment Agreement

6.11*	Gregory Rayzman Employment Agreement

6.12*	William Sowell Employment Agreement

6.13*	Lauren O’Brien Employment Agreement

6.14*	Aircraft Dry Lease Agreement dated February 9, 2021 between the Company and Cloud Transport Operations, LLC.

__________________________

*Filed herewith

+Incorporated by reference to the Company’s Form 1-A filed with the SEC on April 10, 2020

++Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on May 26, 2020.

+++Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on June 11, 2020.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOUDASTRUCTURE, INC.

/s/ Rick Bentley
Rick Bentley, Chief Executive Officer
Date: April 30, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Rick Bentley
Rick Bentley, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director
Date: April 30, 2021

/s/ Elizabeth Fetter
Elizabeth Fetter, Director
Date: April 30, 2021

/s/ Ralph Eschenbach
Ralph Eschenbach, Director
Date: April 30, 2021